Mail Stop 4561

January 25, 2008

Mr. James M. Whitehurst
President and Chief Executive Officer
Red Hat, Inc.
1801 Varsity Drive
Raleigh, NC 27606

      Re: **Red Hat, Inc.**
              Form 10-K for the Fiscal Year Ended February 28, 2007
              File no. 001-33162

Dear Mr. Whitehurst:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised on the financial statements and related matters.

Sincerely,

Mark Kronforst
Accounting Branch Chief